SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 July 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

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BP p.l.c. Group results Second quarter and half year 2009(a)

London 28 July 2009

FOR IMMEDIATE RELEASE

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008	%
			$ million
9,358	2,562	4,385	Profit for the period(b)	6,947	16,452
			Inventory holding (gains)
(2,612)	(175)	(1,245)	losses, net of tax	(1,420)	(3,475)
6,746	2,387	3,140	Replacement cost profit	5,527	12,977	(57)%

35.83	12.75	16.76	- per ordinary share (cents)	29.51	68.84	(57)%
2.15	0.77	1.01	- per ADS (dollars)	1.77	4.13

•

BP's second quarter replacement cost profit was $3,140 million, compared with $6,746 million a year ago, a decrease of 53%. For the half year, replacement cost profit was $5,527 million compared with $12,977 million a year ago, down 57%.

•

Non-operating items and fair value accounting effects for the second quarter had a net $202 million favourable impact compared to a net $1,775 million unfavourable impact in the second quarter of 2008. For the half year, the respective amounts were $8 million favourable and $1,779 million unfavourable - see further details on page 2.

•

Finance costs and net finance income or expense relating to pensions and other post-retirement benefits were $321 million for the second quarter, compared to $221 million for the same period last year. For the half year, the respective amounts were $689 million and $467 million. The net increase in cost was primarily due to a reduction in the expected return on pension plan assets.

•	The effective tax rate on replacement cost profit for the second quarter and half year was 35% and 36% respectively, the same as a year ago.

•	Net cash provided by operating activities for the quarter and half year was $6.8 billion and $12.3 billion compared with $6.7 billion and $17.6 billion respectively a year ago.

•	Net debt at the end of the quarter was $27.1 billion. The ratio of net debt to net debt plus equity was 22% compared with 20% a year ago.

•

Total capital expenditure for the second quarter and half year was $4.8 billion and $9.4 billion respectively. Capital expenditure, excluding acquisitions and asset exchanges, is expected to be less than $20 billion for the year. Disposal proceeds were $0.7 billion for the quarter and $1.0 billion for the half year.

•

The quarterly dividend, to be paid in September, is 14 cents per share ($0.84 per ADS), the same as a year ago. In sterling terms, the quarterly dividend is 8.503 pence per share, compared with 7.039 pence per share a year ago, an increase of 21%.

(a)

This results announcement also represents BP's half-yearly financial report for the purposes of the Disclosure and Transparency Rules made by the UK Financial Services Authority. In this context: (i) the condensed set of financial statements can be found on pages 10 - 15 and 19 - 23; (ii) pages 1 - 8, 16 - 18 and 24 - 26 comprise the interim management report; and (iii) the directors' responsibility statement and auditors' independent review report can be found on page 9.

(b)	Profit attributable to BP shareholders.

The commentaries above and following are based on replacement cost profit and should be read in conjunction with the cautionary statement on page 8.

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Analysis of replacement cost profit before interest and tax and reconciliation to profit for the period

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
10,771	4,320	5,046	Exploration and Production	9,366	20,843
539	1,090	680	Refining and Marketing	1,770	1,788
(314)	(761)	(583)	Other businesses and corporate	(1,344)	(527)
(221)	(405)	76	Consolidation adjustment(a)	(329)	(1,005)
10,775	4,244	5,219	RC profit before interest and tax(b)	9,463	21,099

			Finance costs and net finance income
			or expense relating to pensions and
(221)	(368)	(321)	other post-retirement benefits	(689)	(467)
(3,696)	(1,454)	(1,714)	Taxation on a replacement cost basis	(3,168)	(7,425)
(112)	(35)	(44)	Minority interest	(79)	(230)
			Replacement cost profit attributable
6,746	2,387	3,140	to BP shareholders	5,527	12,977

3,952	254	1,874	Inventory holding gains (losses)	2,128	5,278
			Taxation (charge) credit on inventory
(1,340)	(79)	(629)	holding gains and losses	(708)	(1,803)
			Profit for the period attributable to BP
9,358	2,562	4,385	shareholders	6,947	16,452

(a)	The consolidation adjustment for the first quarter of 2009 was the outcome of higher margins and volumes.
(b)	Replacement cost profit reflects the replacement cost of supplies. For further information see page 15.

Total of non-operating items and fair value accounting effects(a)(b)

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
(2,349)	469	642	Exploration and Production	1,111	(2,984)
(260)	(459)	(292)	Refining and Marketing	(751)	450
(123)	(321)	(39)	Other businesses and corporate	(360)	(204)
(2,732)	(311)	311		-	(2,738)
957	117	(109)	Taxation credit (charge)(c)	8	959
(1,775)	(194)	202		8	(1,779)

(a)	An analysis of non-operating items by type is provided on page 16 and an analysis by region is shown on pages 5, 7 and 8.
(b)	Information on fair value accounting effects is non-GAAP. For further details, see page 17.
(c)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

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Per share amounts

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			Per ordinary share (cents) (a)
49.70	13.69	23.41	Profit for the period	37.10	87.28
35.83	12.75	16.76	RC profit for the period	29.51	68.84

			Per ADS (dollars) (a)
2.98	0.82	1.40	Profit for the period	2.23	5.23
2.15	0.77	1.01	RC profit for the period	1.77	4.13

(a)	See Note 4 on page 21 for details of the calculation of earnings per share.

Net debt ratio - net debt: net debt + equity

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
30,189	34,698	36,240	Gross debt	36,240	30,189
			Less: fair value asset (liability) of
900	(323)	179	hedges related to finance debt	179	900
29,289	35,021	36,061		36,061	29,289
3,593	8,360	8,959	Cash and cash equivalents	8,959	3,593
25,696	26,661	27,102	Net debt	27,102	25,696
105,965	91,179	96,949	Equity	96,949	105,965
20%	23%	22%	Net debt ratio	22%	20%

Net debt and net debt ratio are non-GAAP measures. Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt, for which hedge accounting is claimed. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. We believe that net debt and net debt ratio provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders.

Dividends

Dividends payable

BP today announced a dividend of 14 cents per ordinary share to be paid in September. Holders of ordinary shares will receive 8.503 pence per share and holders of American Depositary Receipts $0.84 per ADS. The dividend is payable on 8 September 2009 to shareholders on the register on 14 August 2009. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 8 September 2009.

Dividends paid

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			Dividends paid per ordinary share
13.525	14.000	14.000	cents	28.000	27.050
6.830	9.818	9.584	pence	19.402	13.643
81.15	84.00	84.00	Dividends paid per ADS (cents)	168.00	162.30

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
10,819	4,286	5,062	Profit before interest and tax(a)	9,348	20,873
(48)	34	(16)	Inventory holding (gains) losses	18	(30)
			Replacement cost profit before
10,771	4,320	5,046	interest and tax	9,366	20,843

			By region
3,601	1,143	1,161	US	2,304	6,686
7,170	3,177	3,885	Non-US	7,062	14,157
10,771	4,320	5,046		9,366	20,843

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the second quarter and half year was $5,046 million and $9,366 million respectively, decreases of 53% and 55% compared to the same periods in 2008. The decreases in both periods were primarily due to lower realizations and lower earnings from equity-accounted entities, primarily TNK-BP due to lower prices and the effect of lagged tax reference prices. Additionally, the results for both periods reflected higher depreciation but benefited from the impact of higher reported volumes and lower costs, with unit production costs 12% lower than in the second quarter of 2008.

In addition, the second quarter and half year benefited from net non-operating gains of $507 million and $818 million respectively, primarily related to gains on the sale of operations and fair value gains on embedded derivatives. The corresponding periods in 2008 included net non-operating losses of $1,976 million and $2,352 million respectively. In the second quarter and half year, fair value accounting effects had favourable impacts of $135 million and $293 million respectively compared with unfavourable impacts of $373 million and $632 million in the same periods of last year.

Reported production for the quarter was 4,005mboe/d, more than 4% higher than the second quarter of 2008. After adjusting for entitlement impacts in our production-sharing agreements (PSAs) and the effect of OPEC quota restrictions, the increase was also 4%. This primarily reflects the continued ramp-up of production from major projects that started up in 2008 and the first half of 2009. As previously indicated we expect production in 2009 to be higher than 2008. The actual growth rate will depend on a number of factors including the impact of oil price in PSAs and OPEC quota restrictions. We expect the quarterly phasing of underlying production during the year to reflect the normal seasonal effects associated with turnaround activity. Reported production for the half year was 4,011mboe/d, more than 3% higher than the same period of 2008. After adjusting for the effect of entitlement changes in our PSAs and the effect of OPEC quota restrictions, production was 4% higher.

During the quarter we announced that production had commenced from the Dorado (BP 75% and operator) and King South (BP 100%) projects in the Gulf of Mexico. Both projects are subsea tiebacks to the existing Marlin Platform.

On 27 May, Sonangol and BP announced the Oberon oil discovery in ultra-deepwater Block 31, offshore Angola (BP 26.67% and operator). This is the eighteenth discovery made by BP in Block 31.

In Egypt, the Egyptian Natural Gas Holding Company awarded BP two blocks in the 2008 International bid round. North Tineh Offshore is in a deepwater offshore area of the Nile Delta, will be operated by BP (100%) and was ratified in June.  North Damietta Offshore is an adjacent block that BP will operate with Shell and Petronas, with one third working interest each. In Iraq's first licensing round on 30 June, BP (operator) and China National Petroleum Corporation were awarded the rights to redevelop the Rumaila oilfield.

During the quarter, we sold our wholly-owned subsidiary, BP West Java Limited (BPWJ), to PT Pertamina (Persero). Pertamina purchased BPWJ for a consideration of $278 million.

Shortly after the end of the quarter, BP, as operator on behalf of the Tangguh project partners, announced that the first cargo of liquefied natural gas (LNG) had been lifted from the Tangguh LNG project (BP 37.16% and operator) in Papua Barat, Indonesia. We also announced, together with SOCAR (the State Oil Company of the Republic of Azerbaijan), that we have signed a memorandum of understanding to jointly explore and develop the Shafag and Asiman structures in the Azerbaijan sector of the Caspian Sea. In the Gulf of Mexico we announced the drilling of a successful appraisal well in a previously untested southern segment of the Mad Dog field (BP 60.5% and operator).

Finally, in line with UK regulatory requirements, the following is a summary of the principal disclosures made in our first-quarter results announcement. In the Gulf of Mexico, production from Thunder Horse continued to ramp up as wells in Thunder Horse North came onstream. In Russia, TNK-BP announced that it had commenced commercial production from the Urna and Ust-Tegus fields in the Uvat area of the Tyumen region. Offshore Angola, Sonangol and BP announced the Leda oil discovery in ultra-deepwater Block 31 (BP 26.67% and operator).

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Exploration and Production

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Non-operating items
(8)	71	118	US	189	(16)
(1,968)	240	389	Non-US	629	(2,336)
(1,976)	311	507		818	(2,352)

			Fair value accounting effects(a)
(236)	208	92	US	300	(378)
(137)	(50)	43	Non-US	(7)	(254)
(373)	158	135		293	(632)
			Exploration expense
47	44	235	US	279	119
71	75	112	Non-US	187	292
118	119	347		466	411

			Production (net of royalties) (b)
			Liquids (mb/d) (net of royalties) (c)
534	643	661	US	652	544
226	212	201	Europe	206	230
825	822	837	Russia	830	821
823	827	827	Rest of World	827	836
2,408	2,504	2,526		2,515	2,431
			Natural gas (mmcf/d) (net of royalties)
2,140	2,335	2,339	US	2,337	2,144
744	838	645	Europe	741	870
546	642	555	Russia	598	529
4,818	4,952	5,041	Rest of World	4,997	4,813
8,248	8,767	8,580		8,673	8,356
			Total hydrocarbons (mboe/d) (d)
903	1,046	1,064	US	1,055	914
354	357	312	Europe	334	381
919	933	933	Russia	933	913
1,654	1,680	1,696	Rest of World	1,689	1,663
3,830	4,016	4,005		4,011	3,871

			Average realizations(e)
109.95	41.26	52.33	Total liquids ($/bbl)	46.84	100.66
6.63	3.63	2.86	Natural gas ($/mcf)	3.25	6.25
75.39	31.40	35.02	Total hydrocarbons ($/boe)	33.22	68.85

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 17.
(b)	Includes BP's share of production of equity-accounted entities.
(c)	Crude oil and natural gas liquids.
(d)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(e)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

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Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
4,430	1,417	2,536	Profit before interest and tax(a)	3,953	7,003
(3,891)	(327)	(1,856)	Inventory holding (gains) losses	(2,183)	(5,215)
			Replacement cost profit
539	1,090	680	before interest and tax	1,770	1,788

			By region
(401)	308	(326)	US	(18)	(247)
940	782	1,006	Non-US	1,788	2,035
539	1,090	680		1,770	1,788

(a)	Includes profit after interest and tax of equity-accounted entities.

The replacement cost profit before interest and tax for the second quarter and half year was $680 million and $1,770 million respectively. The results in the equivalent periods of 2008 were $539 million and $1,788 million. The second quarter's result included a net non-operating charge of $166 million, compared to a net charge of $99 million a year ago. For the half year, the net non-operating charge was $516 million, primarily relating to restructuring, compared to a net gain of $510 million a year ago. Fair value accounting effects had unfavourable impacts of $126 million in the second quarter and $235 million for the half year. A year ago, there were unfavourable impacts of $161 million and $60 million respectively.

After adjusting for non-operating items and fair value accounting effects, both the second quarter and half-year results were stronger than in 2008, despite a weaker refining environment. The turnaround of the segment continues to deliver significantly lower costs. Improved operational performance has also contributed to the year-on-year improvement, particularly for the half year. For the first half these two factors have more than offset the adverse impact of weaker refining margins. The first half also benefited from a much stronger supply and trading contribution, which returned to a more normal level in the second quarter after the particularly strong first-quarter performance. The weakening of the US dollar and the increase in crude prices also created a gain on in-transit barrels in the second quarter.

Within our Fuels Value Chains, BP's actual refining margins in the first half decreased even more year on year than the global indicator margin, as our highly upgraded facilities were impacted by a very narrow light-heavy crude spread and the collapse of gasoil cracks due to the weakening economy. Marketing volumes of refined products were down 5% in the first half, compared to the same period in 2008.

The International Businesses continued to perform well with some recovery in petrochemicals margins, despite volumes that were depressed by more than 24% in the first half compared to a year ago, and sustained delivery in Lubricants.

Refining throughput for the quarter was 2,269mb/d compared to 2,239mb/d for the same period a year ago and for the half year it was 2,257mb/d compared to 2,202mb/d in 2008. Solomon availability, at 93.6%, was 1.3 percentage points above the first quarter of 2009 and 5.3 percentage points higher than the second quarter of 2008. The year-on-year increase was principally driven by improvements at the Texas City refinery.

On 26 June, BP announced the sale of the ground fuels marketing business in Greece, to Hellenic Petroleum for €359 million subject to various adjustments at closing. The deal is subject to regulatory approval and certain conditions, but is expected to complete before the end of 2009.

Indicator refining margins in the third quarter to date have been lower than in the second quarter and substantially below 2008 levels. Refining availability is expected to remain higher than in 2008, but otherwise the outlook continues to be challenging with high distillate inventories and continuing low demand.

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  Refining and Marketing

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Non-operating items
(16)	(134)	(27)	US	(161)	758
(83)	(216)	(139)	Non-US	(355)	(248)
(99)	(350)	(166)		(516)	510
			Fair value accounting effects(a)
53	65	(46)	US	19	148
(214)	(174)	(80)	Non-US	(254)	(208)
(161)	(109)	(126)		(235)	(60)
			Refinery throughputs (mb/d)
1,189	1,164	1,188	US	1,176	1,133
753	783	763	Europe	773	764
297	299	318	Rest of World	308	305
2,239	2,246	2,269	Total throughput	2,257	2,202
88.3	92.3	93.6	Refining availability (%) (b)	92.9	88.1
			Oil sales volumes (mb/d)
			Refined products
1,498	1,402	1,431	US	1,417	1,477
1,551	1,529	1,457	Europe	1,493	1,558
716	617	634	Rest of World	625	704
3,765	3,548	3,522	Total marketing sales	3,535	3,739
2,017	2,170	2,085	Trading/supply sales	2,127	2,032
5,782	5,718	5,607	Total refined product sales	5,662	5,771
1,848	1,844	1,994	Crude oil	1,919	1,854
7,630	7,562	7,601	Total oil sales	7,581	7,625
			Global Indicator Refining Margin ($/bbl) (c)
7.46	4.67	3.10	NWE	3.88	6.12
8.59	6.69	6.00	USGC	6.34	7.40
6.53	7.03	8.54	US Midwest	7.79	3.82
9.94	9.96	7.14	USWC	8.54	7.92
9.41	2.51	(0.11)	Singapore	1.19	7.09
8.19	6.20	4.98	BP Average	5.59	6.38
			Chemicals production (kte)
1,022	713	745	US	1,458	2,058
821	788	867	Europe	1,655	1,790
1,598	1,119	1,035	Rest of World	2,154	3,129
3,441	2,620	2,647	Total production	5,267	6,977

(a)	These effects represent the favourable (unfavourable) impact relative to management's measure of performance. Further information on fair value accounting effects is provided on page 17.
(b)

Refining availability represents Solomon Associates' operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory maintenance downtime.

(c)

The Global Indicator Refining Margin (GIM) is the average of regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

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Other businesses and corporate

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
(301)	(800)	(581)	Profit (loss) before interest and tax(a)	(1,381)	(494)
(13)	39	(2)	Inventory holding (gains) losses	37	(33)
			Replacement cost profit (loss) before
(314)	(761)	(583)	interest and tax	(1,344)	(527)

			By region
(185)	(279)	(129)	US	(408)	(337)
(129)	(482)	(454)	Non-US	(936)	(190)
(314)	(761)	(583)		(1,344)	(527)
			Results include
			Non-operating items
(33)	(116)	(33)	US	(149)	(82)
(90)	(205)	(6)	Non-US	(211)	(122)
(123)	(321)	(39)		(360)	(204)

(a)	Includes profit after interest and tax of equity-accounted entities.

Other businesses and corporate comprises the Alternative Energy business, Shipping, the group's aluminium asset, Treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities worldwide.

The replacement cost loss before interest and tax for the second quarter and half year was $583 million and $1,344 million respectively, compared with losses of $314 million and $527 million a year ago. The increased charge in both periods was primarily due to negative foreign exchange effects and a much weaker business environment for Shipping and Alternative Energy, partially offset by the continued reduction in corporate costs. The net non-operating charge for the second quarter and half year was $39 million and $360 million respectively, compared with net charges of $123 million and $204 million a year ago.

In Alternative Energy, our BP Solar business and RGE Energy AG of Germany announced a partnership to build one of the world's largest solar projects in Germany. The planned solar system is expected to deliver around 43,000 megawatt hours per year of green electricity. Solar sales in the second quarter and half year were 27MW and 42MW respectively, compared to 39MW and 73MW in the same periods of last year, reflecting ongoing demand weakness in the market.

On 1 July, US Department of Energy Secretary Steven Chu announced that Hydrogen Energy LLC, a 50:50 joint venture between BP and Rio Tinto, has been selected for up to $308 million in project funding from the American Recovery and Reinvestment Act.

In wind generation, BP's net capacity(b)  at the end of the second quarter was 678MW, compared to 172MW a year ago.

Finally, in line with UK regulatory requirements, the following is a summary of the principal disclosures made in our first-quarter results announcement. We announced the completion of phase I of the 100MW Flat Ridge Wind Farm in Barber County, Kansas, US, a 50:50 joint venture between BP and Westar Energy, Inc. In addition, commercial operations commenced at the Fowler Ridge Wind Farm in Benton County, Indiana, the largest in the US Midwest at 400MW, where BP and Dominion are equal partners in a total capacity of approximately 300MW. In solar manufacturing, we announced our intention to phase out module assembly at Frederick, Maryland, in the US, and to close our cell manufacturing and module assembly facilities in Madrid, Spain.

(b)	Net wind capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP's share of equity-accounted entities.

Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding capital expenditure, production, phasing of production, operatorship of new projects, expected timing of completion of sale of Greek fuels marketing business, refining availability, outlook for the Refining and Marketing segment and expected delivery of green electricity. By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

The full text of BP p.l.c.'s 2009 half-yearly financial report is also available at  www.bp.com/second_quarter_2009_results

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Statement of directors' responsibilities

The directors confirm that, to the best of their knowledge,  the condensed set of financial statements on pages 10 - 15 and 19 - 23 has been prepared in accordance with IAS 34 'Interim Financial Reporting', and that the interim management report on pages 1 - 8, 16 - 18 and 24 - 26 includes a fair review of the information required by the Disclosure and Transparency Rules.

The directors of BP p.l.c. are listed in  BP Annual Report and Accounts 2008, with the exception of Sir Tom McKillop who retired from the board on 16 April 2009 and R W Dudley who joined the board on 6 April 2009.

By order of the board

Tony Hayward	Byron Grote
Group Chief Executive	Chief Financial Officer

27 July 2009	27 July 2009

Independent review report to BP p.l.c.

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 which comprises the group income statement, group balance sheet, group statement of comprehensive income, group statement of changes in equity, condensed group cash flow statement, the related tables on pages 14 and 15, and Notes 1 to 9. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom (ISRE 2410). To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in Note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union (EU). The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as issued by the IASB and as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with ISRE 2410. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the EU and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP

London

27 July 2009

Top of page 10

Group income statement

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
108,747	47,296	54,777	Sales and other operating revenues (Note 2)	102,073	196,492
			Earnings from jointly controlled entities -
1,752	220	357	after interest and tax	577	2,727
			Earnings from associates - after
251	285	714	interest and tax	999	476
153	203	191	Interest and other income	394	431
			Gains on sale of businesses and
79	81	522	fixed assets	603	1,004
110,982	48,085	56,561	Total revenues and other income	104,646	201,130

77,499	30,777	36,007	Purchases	66,784	139,888
7,408	6,107	5,997	Production and manufacturing expenses	12,104	14,207
2,299	461	673	Production and similar taxes (Note 3)	1,134	3,908
2,850	2,823	3,092	Depreciation, depletion and amortization	5,915	5,632
			Impairment and losses on sale of
23	137	216	businesses and fixed assets	353	63
118	119	347	Exploration expense	466	411
3,977	3,349	3,290	Distribution and administration expenses	6,639	7,873
			Fair value (gain) loss on embedded
2,081	(186)	(154)	derivatives	(340)	2,771
14,727	4,498	7,093	Profit before interest and taxation	11,591	26,377
381	318	274	Finance costs	592	787
			Net finance expense (income) relating to
(160)	50	47	pensions and other post-retirement benefits	97	(320)
14,506	4,130	6,772	Profit before taxation	10,902	25,910
5,036	1,533	2,343	Taxation	3,876	9,228
9,470	2,597	4,429	Profit for the period	7,026	16,682
			Attributable to
9,358	2,562	4,385	BP shareholders	6,947	16,452
112	35	44	Minority interest	79	230
9,470	2,597	4,429		7,026	16,682
			Earnings per share - cents (Note 4)
			Profit for the period attributable to
			BP shareholders
49.70	13.69	23.41	Basic	37.10	87.28
49.23	13.54	23.16	Diluted	36.72	86.48

Top of page 11

Group statement of comprehensive income

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
9,470	2,597	4,429	Profit for the period	7,026	16,682
255	(1,011)	2,393	Currency translation differences	1,382	1,033
			Available-for-sale investments marked to
322	74	207	market	281	131
			Available-for-sale investments - recycled to
-	2	-	the income statement	2	(5)
49	(211)	648	Cash flow hedges marked to market	437	123
			Cash flow hedges - recycled to the income
1	239	178	statement	417	(1)
			Cash flow hedges - recycled to the balance
(18)	71	42	sheet	113	(41)
(4)	(82)	439	Taxation	357	93
605	(918)	3,907	Other comprehensive income	2,989	1,333
10,075	1,679	8,336	Total comprehensive income	10,015	18,015
			Attributable to
9,964	1,668	8,260	BP shareholders	9,928	17,782
111	11	76	Minority interest	87	233
10,075	1,679	8,336		10,015	18,015

Group statement of changes in equity

	BP
	Shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2008	91,303	806	92,109

Total comprehensive income	9,928	87	10,015
Dividends	(5,239)	(185)	(5,424)
Share-based payments (net of tax)	249	–	249

At 30 June 2009	96,241	708	96,949

	BP
	shareholders’	Minority	Total
	equity	interest	equity
$ million
At 31 December 2007	93,690	962	94,652

Total comprehensive income	17,782	233	18,015
Dividends	(5,099)	(122)	(5,221)
Repurchase of ordinary share capital	(1,796)	–	(1,796)
Share-based payments (net of tax)	315	–	315

At 30 June 2008	104,892	1,073	105,965

Top of page 12

Group balance sheet

	30 June	31 December
	2009	2008
$ million
Non-current assets
Property, plant and equipment	105,779	103,200
Goodwill	10,304	9,878
Intangible assets	10,951	10,260
Investments in jointly controlled entities	15,266	23,826
Investments in associates	12,929	4,000
Other investments	1,138	855
Fixed assets	156,367	152,019
Loans	1,212	995
Other receivables	990	710
Derivative financial instruments	4,423	5,054
Prepayments	1,303	1,338
Defined benefit pension plan surpluses	1,990	1,738
	166,285	161,854
Current assets
Loans	185	168
Inventories	18,650	16,821
Trade and other receivables	29,246	29,261
Derivative financial instruments	6,760	8,510
Prepayments	2,712	3,050
Current tax receivable	562	377
Cash and cash equivalents	8,959	8,197
	67,074	66,384
Total assets	233,359	228,238
Current liabilities
Trade and other payables	34,764	33,644
Derivative financial instruments	6,181	8,977
Accruals	5,815	6,743
Finance debt	12,018	15,740
Current tax payable	2,826	3,144
Provisions	1,403	1,545
	63,007	69,793
Non-current liabilities
Other payables	3,109	3,080
Derivative financial instruments	5,039	6,271
Accruals	713	784
Finance debt	24,222	17,464
Deferred tax liabilities	16,800	16,198
Provisions	12,999	12,108
Defined benefit pension plan and other
post-retirement benefit plan deficits	10,521	10,431
	73,403	66,336
Total liabilities	136,410	136,129
Net assets	96,949	92,109
Equity
BP shareholders' equity	96,241	91,303
Minority interest	708	806
	96,949	92,109

Top of page 13

Condensed group cash flow statement

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Operating activities
14,506	4,130	6,772	Profit before taxation	10,902	25,910
			Adjustments to reconcile profit before taxation
			to net cash provided by operating activities
			Depreciation, depletion and amortization
2,894	2,849	3,315	and exploration expenditure written off	6,164	5,860
			Impairment and (gain) loss on sale of
(56)	56	(306)	businesses and fixed assets	(250)	(941)
			Earnings from equity-accounted entities,
(1,491)	(252)	(250)	less dividends received	(502)	(1,304)
			Net charge for interest and other finance
(183)	89	38	expense, less net interest paid	127	(301)
173	86	101	Share-based payments	187	238
			Net operating charge for pensions and other
			post-retirement benefits, less contributions
46	26	(46)	and benefit payments for unfunded plans	(20)	163
(40)	281	(49)	Net charge for provisions, less payments	232	(205)
			Movements in inventories and other current
(5,710)	32	(1,093)	and non-current assets and liabilities(a)	(1,061)	(6,427)
(3,421)	(1,725)	(1,725)	Income taxes paid	(3,450)	(5,381)
6,718	5,572	6,757	Net cash provided by operating activities	12,329	17,612
			Investing activities
(4,713)	(4,817)	(5,211)	Capital expenditure	(10,028)	(9,148)
(209)	–	(8)	Acquisitions, net of cash acquired	(8)	(209)
(247)	(103)	(110)	Investment in jointly controlled entities	(213)	(613)
(3)	(47)	(40)	Investment in associates	(87)	(7)
59	311	360	Proceeds from disposal of fixed assets	671	335
			Proceeds from disposal of businesses,
–	–	337	net of cash disposed	337	–
212	117	96	Proceeds from loan repayments	213	334
–	47	–	Other	47	–
			Net cash (used in) provided by investing
(4,901)	(4,492)	(4,576)	activities	(9,068)	(9,308)
			Financing activities
(928)	35	27	Net issue (repurchase) of shares	62	(1,817)
655	4,619	4,441	Proceeds from long-term financing	9,060	2,832
(1,654)	(2,580)	(1,597)	Repayments of long-term financing	(4,177)	(2,191)
1,516	(182)	(1,860)	Net increase (decrease) in short-term debt	(2,042)	(1,908)
(2,545)	(2,619)	(2,620)	Dividends paid – BP shareholders	(5,239)	(5,099)
(86)	(111)	(74)	– Minority interest	(185)	(122)
			Net cash (used in) provided by financing
(3,042)	(838)	(1,683)	activities	(2,521)	(8,305)
			Currency translation differences relating to
(2)	(79)	101	cash and cash equivalents	22	32
			Increase (decrease) in cash and cash
(1,227)	163	599	equivalents	762	31
			Cash and cash equivalents at beginning
4,820	8,197	8,360	of period	8,197	3,562
3,593	8,360	8,959	Cash and cash equivalents at end of period	8,959	3,593

(a) Includes
(3,952)	(254)	(1,874)	Inventory holding (gains) losses	(2,128)	(5,278)
2,081	(186)	(154)	Fair value (gain) loss on embedded derivatives	(340)	2,771

Inventory holding gains and losses and fair value gains and losses on embedded derivatives are also included within profit before taxation

Top of page 14

Capital expenditure and acquisitions

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
1,801	1,670	1,422	US	3,092	3,016
2,148	2,035	2,144	Non-US (a)	4,179	6,935
3,949	3,705	3,566		7,271	9,951
			Refining and Marketing
662	567	562	US (a)	1,129	2,959
582	226	276	Non-US	502	953
1,244	793	838		1,631	3,912
			Other businesses and corporate
463	56	364	US (b)	420	730
146	41	50	Non-US	91	254
609	97	414		511	984
5,802	4,595	4,818		9,413	14,847
			By geographical area
2,926	2,293	2,348	US (a)(b)	4,641	6,705
2,876	2,302	2,470	Non-US (a)	4,772	8,142
5,802	4,595	4,818		9,413	14,847
			Included above:
324	-	-	Acquisitions and asset exchanges(a)	-	2,288

(a)

First half 2008 included capital expenditure of $2,848 million in Exploration and Production and an asset exchange of $1,904 million in Refining and Marketing relating to the formation of an integrated North American oil sands business.

(b)	Second quarter 2009 includes $297 million of capital expenditure on wind turbines for post-2009 wind projects.

Exchange rates

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
1.97	1.43	1.55	US dollar/sterling average rate for the period	1.49	1.97
1.99	1.42	1.65	US dollar/sterling period-end rate	1.65	1.99
1.56	1.30	1.36	US dollar/euro average rate for the period	1.33	1.53
1.58	1.32	1.41	US dollar/euro period-end rate	1.41	1.58

Top of page 15

Analysis of replacement cost profit before interest and tax and reconciliation to profit before taxation(a)

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			By business
			Exploration and Production
3,601	1,143	1,161	US	2,304	6,686
7,170	3,177	3,885	Non-US	7,062	14,157
10,771	4,320	5,046		9,366	20,843
			Refining and Marketing
(401)	308	(326)	US	(18)	(247)
940	782	1,006	Non-US	1,788	2,035
539	1,090	680		1,770	1,788
			Other businesses and corporate
(185)	(279)	(129)	US	(408)	(337)
(129)	(482)	(454)	Non-US	(936)	(190)
(314)	(761)	(583)		(1,344)	(527)
10,996	4,649	5,143		9,792	22,104
(221)	(405)	76	Consolidation adjustment	(329)	(1,005)
			Replacement cost profit before interest
10,775	4,244	5,219	and tax(b)	9,463	21,099
			Inventory holding gains (losses)(c)
48	(34)	16	Exploration and Production	(18)	30
3,891	327	1,856	Refining and Marketing	2,183	5,215
13	(39)	2	Other businesses and corporate	(37)	33
14,727	4,498	7,093	Profit before interest and tax	11,591	26,377
381	318	274	Finance costs	592	787
			Net finance expense (income) relating to
(160)	50	47	pensions and other post-retirement benefits	97	(320)
14,506	4,130	6,772	Profit before taxation	10,902	25,910

			Replacement cost profit before interest
			and tax
			By geographical area
3,267	854	730	US	1,584	5,888
7,508	3,390	4,489	Non-US	7,879	15,211
10,775	4,244	5,219		9,463	21,099

(a)

IFRS requires that the measure of profit or loss disclosed for each operating segment is the measure that is provided regularly to the chief operating decision maker for the purposes of performance assessment and resource allocation. For BP, this measure of profit or loss is replacement cost profit before interest and tax. In addition, a reconciliation is required between the total of the operating segments' measures of profit or loss and the group profit or loss before taxation.

(b)

Replacement cost profit reflects the replacement cost of supplies. The replacement cost profit for the period is arrived at by excluding from profit inventory holding gains and losses and their associated tax effect. Replacement cost profit for the group is not a recognized GAAP measure.

(c)

Inventory holding gains and losses represent the difference between the cost of sales calculated using the average cost to BP of supplies incurred during the period and the cost of sales calculated on the first-in first-out (FIFO) method including any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement on a FIFO basis (and any related movements in net realizable value provisions) and the charge that would arise using average cost of supplies incurred during the period. For this purpose, average cost of supplies incurred during the period is calculated by dividing the total cost of inventory purchased in the period by the number of barrels acquired. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions.

Management believes this information is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due principally to changes in oil prices as well as changes to underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of oil price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP's management believes it is helpful to disclose this information.

Top of page 16

Non-operating items(a)

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
111	73	359	Impairment and gain (loss) on sale of businesses and fixed assets	432	132
(5)	–	–	Environmental and other provisions	–	(5)
			Restructuring, integration and
–	(1)	(6)	rationalization costs	(7)	(44)
			Fair value gain (loss) on embedded
(2,082)	243	154	derivatives	397	(2,766)
–	(4)	–	Other	(4)	331
(1,976)	311	507		818	(2,352)
			Refining and Marketing
(13)	(21)	(52)	Impairment and gain (loss) on sale of businesses and fixed assets	(73)	801
–	–	–	Environmental and other provisions	–	–
			Restructuring, integration and
(86)	(263)	(114)	rationalization costs	(377)	(291)
			Fair value gain (loss) on embedded
–	(57)	–	derivatives	(57)	–
–	(9)	–	Other	(9)	–
(99)	(350)	(166)		(516)	510
			Other businesses and corporate
(42)	(108)	(1)	Impairment and gain (loss) on sale of businesses and fixed assets	(109)	8
–	(75)	–	Environmental and other provisions	(75)	–
			Restructuring, integration and
(75)	(71)	(37)	rationalization costs	(108)	(133)
			Fair value gain (loss) on embedded
1	–	–	derivatives	–	(5)
(7)	(67)	(1)	Other	(68)	(74)
(123)	(321)	(39)		(360)	(204)

(2,198)	(360)	302	Total before taxation	(58)	(2,046)
770	135	(106)	Taxation credit (charge) (b)	29	714
(1,428)	(225)	196	Total after taxation for period	(29)	(1,332)

(a)	An analysis of non-operating items by region is shown on pages 5, 7 and 8.
(b)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

Non-operating items are charges and credits arising in consolidated entities that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. These disclosures are provided in order to enable investors better to understand and evaluate the group's financial performance.

Top of page 17

Non-GAAP information on  f air value accounting effects

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Favourable (unfavourable) impact
			relative to management's measure
			of performance
(373)	158	135	Exploration and Production	293	(632)
(161)	(109)	(126)	Refining and Marketing	(235)	(60)
(534)	49	9		58	(692)
187	(18)	(3)	Taxation credit (charge)(a)	(21)	245
(347)	31	6		37	(447)

(a)	Tax is calculated using the quarter's effective tax rate on replacement cost profit .

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products as well as certain contracts to supply physical volumes at future dates. Under IFRS, these inventories and contracts are recorded at historic cost and on an accruals basis respectively. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories and contracts are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement from the time the derivative commodity contract is entered into on a fair value basis using forward prices consistent with the contract maturity.

IFRS requires that inventory held for trading be recorded at its fair value using period end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance, under which the inventory and the supply and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management's internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Reconciliation of non-GAAP information

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Exploration and Production
			Replacement cost profit before interest and tax
11,144	4,162	4,911	adjusted for fair value accounting effects	9,073	21,475
(373)	158	135	Impact of fair value accounting effects	293	(632)
			Replacement cost profit before interest and
10,771	4,320	5,046	tax	9,366	20,843

			Refining and Marketing
			Replacement cost profit before interest and tax
700	1,199	806	adjusted for fair value accounting effects	2,005	1,848
(161)	(109)	(126)	Impact of fair value accounting effects	(235)	(60)
			Replacement cost profit before interest and
539	1,090	680	tax	1,770	1,788

Top of page 18

Realizations and marker prices

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008

			Average realizations(a)
			Liquids ($/bbl) (b)
101.88	39.47	47.45	US	43.54	95.23
127.83	47.59	60.69	Europe	54.00	111.44
111.23	40.89	55.22	Rest of World	48.10	101.58
109.95	41.26	52.33	BP Average	46.84	100.66
			Natural gas ($/mcf)
8.76	3.38	2.47	US	2.92	7.74
8.37	5.56	4.86	Europe	5.25	8.16
5.26	3.41	2.77	Rest of World	3.08	5.11
6.63	3.63	2.86	BP Average	3.25	6.25
			Total hydrocarbons ($/boe)
82.09	31.83	34.90	US	33.38	74.88
99.10	41.36	49.11	Europe	45.00	86.12
63.67	28.35	31.81	Rest of World	30.10	59.30
75.39	31.40	35.02	BP Average	33.22	68.85
			Average oil marker prices ($/bbl)
121.18	44.46	59.13	Brent	51.68	109.05
123.81	43.20	59.71	West Texas Intermediate	51.59	111.14
123.61	45.40	59.10	Alaska North Slope	52.36	110.40
116.82	43.83	57.51	Mars	50.78	104.17
117.47	43.65	58.46	Urals (NWE- cif)	50.94	105.50
63.15	19.52	32.63	Russian domestic oil(c)	26.46	55.01
			Average natural gas marker prices
10.94	4.91	3.51	Henry Hub gas price ($/mmbtu) (d)	4.21	9.49
			UK Gas - National Balancing
60.72	46.80	27.51	point (p/therm)	37.31	56.86

(a)	Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.
(b)	Crude oil and natural gas liquids.
(c)	First quarter 2009 revised by Argus from previously disclosed figure of $19.54/bbl.
(d)	Henry Hub First of Month Index.

Top of page 19

Notes

1.               Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2008 included in  BP Annual Report and Accounts 2008.

BP prepares its consolidated financial statements included within its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however, the differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Annual Report and Accounts for 2009, which do not differ significantly from those used in  BP Annual Report and Accounts 2008.

BP has adopted a new accounting standard, IFRS 8 'Operating Segments', with effect from 1 January 2009. The standard defines operating segments as components of an entity about which separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also sets out the required disclosures for operating segments. On adoption, there was no change to BP's segments that are separately reported but the segmental financial information is now based on measures as used by the chief operating decision maker. In particular, the segment measure of profit is replacement cost profit before interest and tax - see page 15 for further information. There was no effect on the group's reported income or net assets.

In addition, BP has adopted amendments to IAS 1 'Presentation of Financial Statements', also with effect from 1 January 2009. This requires separate presentation of owner and non-owner changes in equity by introducing the statement of comprehensive income - see page 11. The statement of recognized income and expense is no longer presented. Certain minor changes in the presentation of the statement of changes in equity were also made to comply with the revised standard - see page 11. There was no effect on the group's reported profit for the period or net assets.

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Notes

2.       Sales and other operating revenues

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			By business
24,507	12,343	12,848	Exploration and Production	25,191	47,429
97,892	40,573	49,333	Refining and Marketing	89,906	174,504
1,200	584	603	Other businesses and corporate	1,187	2,308
123,599	53,500	62,784		116,284	224,241

			Less: sales between businesses
13,485	5,800	7,589	Exploration and Production	13,389	25,704
960	111	225	Refining and Marketing	336	1,229
407	293	193	Other businesses and corporate	486	816
14,852	6,204	8,007		14,211	27,749

			Third party sales and other operating revenues

11,022	6,543	5,259	Exploration and Production	11,802	21,725
96,932	40,462	49,108	Refining and Marketing	89,570	173,275
793	291	410	Other businesses and corporate	701	1,492
			Total third party sales and other
108,747	47,296	54,777	operating revenues	102,073	196,492

			By geographical area
39,035	17,580	20,677	US	38,257	70,728
81,917	33,586	39,371	Non-US	72,957	146,436
120,952	51,166	60,048		111,214	217,164
12,205	3,870	5,271	Less: sales between areas	9,141	20,672
108,747	47,296	54,777		102,073	196,492

3.      Production and similar taxes

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
1,079	79	133	US	212	1,623
1,220	382	540	Non-US	922	2,285
2,299	461	673		1,134	3,908

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Notes

4.               Earnings per share, shares in issue and shares repurchased

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Prior to 2009, EpS amounts for the discrete quarterly periods were determined as the difference between the relevant year-to-date period amounts. The change in method of determination of the discrete quarterly EpS amounts does not have a significant effect and the comparative EpS amounts for 2008 have not been restated.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Results for the period
			Profit for the period attributable
9,358	2,562	4,385	to BP shareholders	6,947	16,452
1	-	1	Less: preference dividend	1	1
			Profit attributable to BP ordinary
9,357	2,562	4,384	shareholders	6,946	16,451
			Inventory holding (gains) losses,
(2,612)	(175)	(1,245)	net of tax	(1,420)	(3,475)
			RC profit attributable to BP ordinary
6,745	2,387	3,139	shareholders	5,526	12,976

			Basic weighted average number of
18,823,515	18,720,354	18,726,093	shares outstanding (thousand)(a)	18,723,164	18,849,504
3,137,253	3,120,059	3,121,016	ADS equivalent (thousand)(a)	3,120,527	3,141,584

			Weighted average number of shares
			outstanding used to calculate diluted earnings per share
19,015,010	18,920,515	18,929,930	(thousand) (a)	18,917,380	19,022,000
3,169,168	3,153,419	3,154,988	ADS equivalent (thousand)(a)	3,152,897	3,170,333

			Shares in issue at period-end
18,790,443	18,724,785	18,728,163	(thousand)(a)	18,728,163	18,790,443
3,131,741	3,120,798	3,121,361	ADS equivalent (thousand)(a)	3,121,361	3,131,741

			Shares repurchased in the period
85,900	-	-	(thousand)	-	176,896

(a)	Excludes treasury shares and the shares held by the Employee Share Ownership Plans and includes certain shares that will be issuable in the future under employee share plans.

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Notes

5.               Analysis of changes in net debt

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			$ million
			Opening balance
29,871	33,204	34,698	Finance debt	33,204	31,045
4,820	8,197	8,360	Less: Cash and cash equivalents	8,197	3,562
			Less: FV asset (liability) of hedges related
1,234	(34)	(323)	to finance debt	(34)	666
23,817	25,041	26,661	Opening net debt	25,041	26,817

			Closing balance
30,189	34,698	36,240	Finance debt	36,240	30,189
3,593	8,360	8,959	Less: Cash and cash equivalents	8,959	3,593
			Less: FV asset (liability) of hedges related
900	(323)	179	to finance debt	179	900
25,696	26,661	27,102	Closing net debt	27,102	25,696
(1,879)	(1,620)	(441)	Decrease (increase) in net debt	(2,061)	1,121

			Movement in cash and cash equivalents
(1,225)	242	498	(excluding exchange adjustments)	740	(1)
			Net cash outflow (inflow) from financing
(517)	(1,857)	(984)	(excluding share capital)	(2,841)	1,267
(114)	7	15	Other movements	22	(121)
			Movement in net debt before exchange
(1,856)	(1,608)	(471)	effects	(2,079)	1,145
(23)	(12)	30	Exchange adjustments	18	(24)
(1,879)	(1,620)	(441)	Decrease (increase) in net debt	(2,061)	1,121

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Notes

6.                TNK-BP operational and financial information

Second	First	Second
quarter	quarter	quarter		First half
2008	2009	2009		2009	2008
			Production (Net of royalties) (BP share)
825	822	837	Crude oil (mb/d)	830	821
546	642	555	Natural gas (mmcf/d)	599	529
919	933	933	Total hydrocarbons (mboe/d)(a)	933	913
			$ million
			Income statement (BP share)
2,026	419	873	Profit before interest and tax	1,292	3,235
(56)	(68)	(54)	Finance costs	(122)	(132)
(524)	(185)	(242)	Taxation	(427)	(855)
(95)	(32)	(31)	Minority interest	(63)	(153)
1,351	134	546	Net income	680	2,095
			Cash flow
-	-	468	Dividends received	468	1,200

Balance sheet	30 June	31 December
	2009	2008
Investments in jointly controlled entities	-	8,939
Investments in associates	9,104	-

(a)	Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

7.            Inventory valuation

Due to falling oil prices a provision of $1,412 million was held at 31 December 2008 to write inventories down to their net realizable value. The net movement in the provision during the second quarter of 2009 was an increase of $92 million (first quarter of 2009 was a decrease of $1,163 million).

8.            Third-quarter results

BP's third-quarter results will be announced on 27 October 2009.

9.            Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 27 July 2009, is unaudited and does not constitute statutory financial statements. Statutory accounts for the financial year ended 31 December 2008 for BP have been filed with the Registrar of Companies in England and Wales; the report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

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Principal risks and uncertainties

The principal risks and uncertainties for the remaining six months of the financial year remain as set out in  BP Annual Report and Accounts 2008. These are reproduced below.

We urge you to consider carefully the risks described below. If any of these risks occur, our business, financial condition and results of operations could suffer and the trading price and liquidity of our securities could decline, in which case you could lose all or part of your investment.

In the current global financial crisis and uncertain economic environment, certain risks may gain more prominence either individually or when taken together. Oil and gas prices and margins are likely to remain lower than in recent times due to reduced demand; the impact of this situation will also depend on the degree to which producers reduce production. At the same time, governments will be facing greater pressure on public finances leading to the risk of increased taxation. These factors may also lead to intensified competition for market share and available margin, with consequential potential adverse effects on volumes. The financial and economic situation may have a negative impact on third parties with whom we do, or may do, business. Any of these factors may affect our results of operations, financial condition and liquidity.

If there is an extended period of constraint in the capital markets, with debt markets in particular experiencing lack of liquidity, at a time when cash flows from our business operations may be under pressure, this may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate, and may impact shareholder returns, including dividends and share buybacks, or share price. Decreases in the funded levels of our pension plans may also increase our pension funding requirements.

Our system of risk management provides the response to risks of group significance through the establishment of standards and other controls. Inability to identify, assess and respond to risks through this and other controls could lead to an inability to capture opportunities, threats materializing, inefficiency and non-compliance with laws and regulations.

The risks are categorized against the following areas: strategic; compliance and control; and operational.

Strategic risks

Access and renewal

Successful execution of our group plan depends critically on implementing activities to renew and reposition our portfolio. The challenges to renewal of our upstream portfolio are growing due to increasing competition for access to opportunities globally. Lack of material positions in new markets and/or inability to complete disposals could result in an inability to grow or even maintain our production.

Prices and markets

Oil, gas and product prices are subject to international supply and demand. Political developments and the outcome of meetings of OPEC can particularly affect world supply and oil prices. Previous oil price increases have resulted in increased fiscal take, cost inflation and more onerous terms for access to resources. As a result, increased oil prices may not improve margin performance. In addition to the adverse effect on revenues, margins and profitability from any fall in oil and natural gas prices, a prolonged period of low prices or other indicators would lead to further reviews for impairment of the group's oil and natural gas properties. Such reviews would reflect management's view of long-term oil and natural gas prices and could result in a charge for impairment that could have a significant effect on the group's results of operations in the period in which it occurs. Rapid material and/or sustained change in oil, gas and product prices can impact the validity of the assumptions on which strategic decisions are based and, as a result, the ensuing actions derived from those decisions may no longer be appropriate. A prolonged period of low oil prices may impact our ability to maintain our long-term investment programme with a consequent effect on our growth rate and may impact shareholder returns, including dividends and share buybacks, or share price.

Periods of global recession could impact the demand for our products, the prices at which they can be sold and affect the viability of the markets in which we operate.

Refining profitability can be volatile, with both periodic oversupply and supply tightness in various regional markets. Sectors of the chemicals industry are also subject to fluctuations in supply and demand within the petrochemicals market, with a consequent effect on prices and profitability.

Climate change and carbon pricing

Compliance with changes in laws, regulations and obligations relating to climate change could result in substantial capital expenditure, reduced profitability from changes in operating costs, and revenue generation and strategic growth opportunities being impacted.

Socio-political

We have operations in countries where political, economic and social transition is taking place. Some countries have experienced political instability, changes to the regulatory environment, expropriation or nationalization of property, civil strife, strikes, acts of war and insurrections. Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas or our production to decline and could cause us to incur additional costs. In particular, our investments in Russia could be adversely affected by heightened political and economic environment risks.

We set ourselves high standards of corporate citizenship and aspire to contribute to a better quality of life through the products and services we provide. If it is perceived that we are not respecting or advancing the economic and social progress of the communities in which we operate, our reputation and shareholder value could be damaged.

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Principal risks and uncertainties (continued)

Competition

The oil, gas and petrochemicals industries are highly competitive. There is strong competition, both within the oil and gas industry and with other industries, in supplying the fuel needs of commerce, industry and the home. Competition puts pressure on product prices, affects oil products marketing and requires continuous management focus on reducing unit costs and improving efficiency. The implementation of group strategy requires continued technological advances and innovation including advances in exploration, production, refining, petrochemicals manufacturing technology and advances in technology related to energy usage. Our performance could be impeded if competitors developed or acquired intellectual property rights to technology that we required or if our innovation lagged the industry.

Investment efficiency

Our organic growth is dependent on creating a portfolio of quality options and investing in the best options. Ineffective investment selection could lead to loss of value and higher capital expenditure.

Reserves replacement

Successful execution of our group strategy depends critically on sustaining long-term reserves replacement. If upstream resources are not progressed to proved reserves in a timely and efficient manner, we will be unable to sustain long-term replacement of reserves.

Liquidity, financial capacity and financial exposure

The group has established a financial framework to ensure that it is able to maintain an appropriate level of liquidity and financial capacity and to constrain the level of assessed capital at risk for the purposes of positions taken in financial instruments. Failure to operate within our financial framework could lead to the group becoming financially distressed leading to a loss of shareholder value. Commercial credit risk is measured and controlled to determine the group's total credit risk. Inability to determine adequately our credit exposure could lead to financial loss. A credit crisis affecting banks and other sectors of the economy could impact the ability of counterparties to meet their financial obligations to the group. It could also affect our ability to raise capital to fund growth.

Crude oil prices are generally set in US dollars, while sales of refined products may be in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures, with a consequent impact on underlying costs and revenues.

For more information on financial instruments and financial risk factors see  BP Annual Report and Accounts 2008 - Note 28 on page 142 and Note 34 on page 150.

Compliance and control risks

Regulatory

The oil industry is subject to regulation and intervention by governments throughout the world in such matters as the award of exploration and production interests, the imposition of specific drilling obligations, environmental and health and safety protection controls, controls over the development and decommissioning of a field (including restrictions on production) and, possibly, nationalization, expropriation, cancellation or non-renewal of contract rights. We buy, sell and trade oil and gas products in certain regulated commodity markets. The oil industry is also subject to the payment of royalties and taxation, which tend to be high compared with those payable in respect of other commercial activities, and operates in certain tax jurisdictions that have a degree of uncertainty relating to the interpretation of, and changes to, tax law. As a result of new laws and regulations or other factors, we could be required to curtail or cease certain operations, or we could incur additional costs.

For more information on environmental regulation, see  BP Annual Report and Accounts 2008 -  Environment on page 43.

Ethical misconduct and non-compliance

Our code of conduct, which applies to all employees, defines our commitment to integrity, compliance with all applicable legal requirements, high ethical standards and the behaviours and actions we expect of our businesses and people wherever we operate. Incidents of ethical misconduct or non-compliance with applicable laws and regulations could be damaging to our reputation and shareholder value. Multiple events of non-compliance could call into question the integrity of our operations.

For certain legal proceedings involving the group, see  BP Annual Report and Accounts 2008 -  Legal proceedings on page 92.

Liabilities and provisions

Changes in the external environment, such as new laws and regulations, market volatility or other factors, could affect the adequacy of our provisions for pensions, tax, environmental and legal liabilities.

Reporting

External reporting of financial and non-financial data is reliant on the integrity of systems and people. Failure to report data accurately and in compliance with external standards could result in regulatory action, legal liability and damage to our reputation.

Operational risks

Process safety

Inherent in our operations are hazards that require continuous oversight and control. There are risks of technical integrity failure and loss of containment of hydrocarbons and other hazardous material at operating sites or pipelines. Failure to manage these risks could result in injury or loss of life, environmental damage, or loss of production and could result in regulatory action, legal liability and damage to our reputation.

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Principal risks and uncertainties (continued)

Personal safety

Inability to provide safe environments for our workforce and the public could lead to injuries or loss of life and could result in regulatory action, legal liability and damage to our reputation.

Environmental

If we do not apply our resources to overcome the perceived trade-off between global access to energy and the protection or improvement of the natural environment, we could fail to live up to our aspirations of no or minimal damage to the environment and contributing to human progress.

Security

Security threats require continuous oversight and control. Acts of terrorism against our plants and offices, pipelines, transportation or computer systems could severely disrupt business and operations and could cause harm to people.

Product quality

Supplying customers with on-specification products is critical to maintaining our licence to operate and our reputation in the marketplace. Failure to meet product quality standards throughout the value chain could lead to harm to people and the environment and loss of customers.

Drilling and production

Exploration and production require high levels of investment and are subject to natural hazards and other uncertainties, including those relating to the physical characteristics of an oil or natural gas field. The cost of drilling, completing or operating wells is often uncertain. We may be required to curtail, delay or cancel drilling operations because of a variety of factors, including unexpected drilling conditions, pressure or irregularities in geological formations, equipment failures or accidents, adverse weather conditions and compliance with governmental requirements.

Transportation

All modes of transportation of hydrocarbons contain inherent risks. A loss of containment of hydrocarbons and other hazardous material could occur during transportation by road, rail, sea or pipeline. This is a significant risk due to the potential impact of a release on the environment and people and given the high volumes involved.

Major project delivery

Successful execution of our group plan (see  BP Annual Report and Accounts 2008,  page 15) depends critically on implementing the activities to deliver the major projects over the plan period. Poor delivery of any major project that underpins production growth and/or a major programme designed to enhance shareholder value could adversely affect our financial performance.

Digital infrastructure

The reliability and security of our digital infrastructure are critical to maintaining our business applications availability. A breach of our digital security could cause serious damage to business operations and, in some circumstances, could result in injury to people, damage to assets, harm to the environment and breaches of regulations.

Business continuity and disaster recovery

Contingency plans are required to continue or recover operations following a disruption or incident. Inability to restore or replace critical capacity to an agreed level within an agreed timeframe would prolong the impact of any disruption and could severely affect business and operations.

Crisis management

Crisis management plans and capability are essential to deal with emergencies at every level of our operations. If we do not respond or are perceived not to respond in an appropriate manner to either an external or internal crisis, our business and operations could be severely disrupted.

People and capability

Employee training, development and successful recruitment of new staff, in particular petroleum engineers and scientists, are key to implementing our plans. Inability to develop the human capacity and capability across the organization could jeopardize performance delivery.

Treasury and trading activities

In the normal course of business, we are subject to operational risk around our treasury and trading activities. Control of these activities is highly dependent on our ability to process, manage and monitor a large number of complex transactions across many markets and currencies. Shortcomings or failures in our systems, risk management methodology, internal control processes or people could lead to disruption of our business, financial loss, regulatory intervention or damage to our reputation.

Contacts

	London	United States
Press Office	Roddy Kennedy	Ronnie Chappell
	+44 (0)20 7496 4624	+1 281 366 5174
Andrew Gowers
+44 (0)20 7496 4324
Investor Relations	Fergus MacLeod	Rachael MacLean
http://www.bp.com/investors	+44 (0)20 7496 4717	+1 281 366 6766

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  28 July 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary